Exhibit 95.1

Mine Safety Disclosure

Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

Until recently, Alcoa Corporation’s alumina refinery in Point Comfort, Texas, was subject to regulation by the Mine Safety and Health Administration (MSHA) under the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The MSHA inspected this facility on a regular basis and issued various citations and orders when it believed a violation had occurred under the Mine Act.

In December 2019, Alcoa announced that the facility was being permanently closed. During the first quarter of 2020, MSHA notified Alcoa that it would no longer exercise jurisdiction over the facility. Following this notice, Alcoa no longer had any facilities subject to regulation by MSHA.

As of December 31, 2020, Alcoa had one matter pending before the Federal Mine Safety and Health Review Commission (the “Commission”), an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act, concerning a retaliation complaint filed by an employee in 2015. On December 17, 2017, this matter was dismissed by an Administrative Law Judge after a trial on the merits. On January 22, 2020, the Commission affirmed the trial judgment. On February 21, 2020, the employee appealed the decision to the United States Court of Appeals for the District of Columbia, where the matter is still pending.